Exhibit 99.1

PolyPid Provides Corporate Update and Reports Third Quarter 2026 Financial Results

D-PLEX₁₀₀ NDA Under FDA Priority Review with PDUFA Goal Date of November 28, 2026; U.S.
Commercial Launch Preparations Ongoing

Expanding D-PLEX₁₀₀ Globally: MAA Submitted and Validated by the EMA and European
Commercialization Rights to D-PLEX₁₀₀ Regained

“PolyPid 2030” Growth Strategy Unveiled, Introducing PD01B, a New Kynatrix™-Based Product
Candidate for the Treatment of Diabetic Foot Infections

$30 Million Received from Azurity

Conference Call Scheduled for Today at 8:30 AM ET

PETACH TIKVA, Israel, November 11, 2026 - PolyPid Ltd. (Nasdaq: PYPD) (“PolyPid” or the “Company”), an innovative biopharmaceutical company dedicated to improving patient outcomes by elevating treatment effectiveness, right where care begins, today provided a corporate update and reported financial results for the three and nine months ended September 30, 2026.

Recent Corporate Highlights:

D-PLEX₁₀₀ Under U.S. Food and Drug Administration (“FDA”) Priority Review; PolyPid and Azurity Preparing for Potential U.S. Launch:

●	The FDA is reviewing the New Drug Application (“NDA”) for D-PLEX₁₀₀ for the prevention of surgical site infections (“SSIs”) in patients undergoing colorectal surgery under Priority Review, with a Prescription Drug User Fee Act (“PDUFA”) goal date of November 28, 2026. Labeling discussions with the FDA are underway, and all scheduled FDA interactions are on track and aligned with the PDUFA goal date.

●	Subject to approval, PolyPid and Azurity Pharmaceuticals (“Azurity”) are preparing for the U.S. commercial launch of D-PLEX₁₀₀ in early 2027. Azurity is building its U.S. commercial organization, with an existing hospital footprint that reaches more than 1,700 leading U.S. hospitals and academic centers.

●	A New Technology Add-on Payment (“NTAP”) application for D-PLEX₁₀₀ has been submitted to the Centers for Medicare & Medicaid Services (“CMS”), with a decision expected in August 2027. If granted, NTAP would provide additional hospital reimbursement for D-PLEX₁₀₀ in the inpatient setting.

●	PolyPid has received a total of $30 million in upfront and near-term milestone payments from Azurity, comprising $15 million upon signing of the agreement in July 2026 and an additional $15 million milestone payment following FDA acceptance of the NDA, received subsequent to September 30, 2026. PolyPid remains eligible for over $290 million in additional regulatory, launch and sales-based milestone payments. In addition, upon commercialization, PolyPid will receive a pre-negotiated transfer price for each unit of D-PLEX₁₀₀ it manufactures and supplies to Azurity, as well as tiered royalties ranging from mid-teen to mid-twenties percentages on sales in the U.S. and Canada.

Expanding D-PLEX₁₀₀ Globally:

●	On September 14, 2026, PolyPid submitted its Marketing Authorization Application (“MAA”) for D-PLEX₁₀₀ to the European Medicines Agency (“EMA”) under the Centralized Procedure, meeting its previously communicated third quarter 2026 timeline. Subsequent to quarter end, the EMA validated the MAA, initiating its formal review. A decision is expected in the second half of 2027.

●	PolyPid and ADVANZ PHARMA mutually agreed to terminate their 2022 exclusive License, Distribution and Supply Agreement for D-PLEX₁₀₀ in Europe, and exclusive European commercialization rights to D-PLEX₁₀₀ have reverted to PolyPid.

●	The Company is in active discussions with potential commercial partners in Europe.

“PolyPid 2030” Strategy and Expanded Kynatrix™ Pipeline:

●	Subsequent to quarter end, on October 28, 2026, PolyPid hosted its “PolyPid 2030” virtual investor day and KOL event, outlining a long-term growth strategy built on three levers: maximizing D-PLEX₁₀₀ through the Azurity partnership, including label expansion beyond colorectal surgery; expanding D-PLEX₁₀₀ into Europe and other territories through partnerships; and building a Kynatrix-based pipeline.

●	Introduced PD01B, a new hyper-localized Kynatrix-based product candidate for the treatment of moderate to severe diabetic foot infections following wound debridement. PD01B is designed to deliver high-concentration doxycycline in the wound for weeks and is expected to be developed under its own NDA, separate from D-PLEX₁₀₀. PD01B leverages the active ingredient, Kynatrix technology, manufacturing site and processes, and preclinical and safety foundation established for D-PLEX₁₀₀. PolyPid holds worldwide commercial rights to PD01B.

●	PolyPid’s long-acting obesity program, PD03A, continues in early preclinical development.

“With our PDUFA goal date fast approaching, this is a defining moment for PolyPid,” said Dikla Czaczkes Akselbrad, Chief Executive Officer of PolyPid. “We have a committed partner in Azurity preparing to bring D-PLEX₁₀₀ to surgeons and patients in the U.S., subject to approval, and we now hold full rights to D-PLEX₁₀₀ in Europe. As D-PLEX₁₀₀ moves toward commercialization, we are leveraging the Kynatrix technology to strengthen our pipeline. At our recent investor day, we presented how it can reach beyond surgical site infections, starting with PD01B in diabetic foot infections, a serious condition where systemic antibiotics often fall short. We are now focused on executing our PolyPid 2030 plan, and we look forward to sharing our progress.”

Upcoming Expected Milestones:

●	PDUFA goal date for the D-PLEX₁₀₀ NDA of November 28, 2026.

●	Initiation of FDA communications on label expansion of D-PLEX₁₀₀ into broader abdominal surgery in the fourth quarter of 2026.

●	Potential U.S. commercial launch of D-PLEX₁₀₀ by Azurity in early 2027.

●	New Drug Submission for D-PLEX₁₀₀ in Canada in 2027.

●	CMS decision on NTAP for D-PLEX₁₀₀ in August 2027.

●	EMA decision on the D-PLEX₁₀₀ MAA in the second half of 2027.

●	PD01B pre-Investigational New Drug (“IND”) meeting with the FDA and first-in-human study, both expected in the second half of 2027.

Financial Results for the Three Months Ended September 30, 2026

●	Research and development expenses for the three months ended September 30, 2026, were $6.5 million, compared to $5.3 million in the same three-month period of 2025. The increase was primarily due to the ongoing NDA-related activities and continued commercial readiness preparation.

●	General and administrative expenses for the three months ended September 30, 2026, were $1.5 million, compared to $1.8 million for the same period of 2025. The decrease was primarily due to the decrease of non-cash expenses related to performance-based options following the positive Phase 3 SHIELD II topline results, which triggered the vesting of those options.

●	Marketing and business development expenses for the three months ended September 30, 2026, were $0.4 million, compared to $0.4 million for the same period of 2025.

●	Other income for the three months ended September 30, 2026, was $2.5 million, reflecting the recognition of previously deferred revenue following the termination of the ADVANZ agreement on September 30, 2026.

●	For the three months ended September 30, 2026, the Company had a net loss of $5.8 million, or $(0.24) per share, compared to a net loss of $7.5 million, or $(0.37) per share, in the three-month period ended September 30, 2025.

Financial Results for the Nine Months Ended September 30, 2026

●	Research and development expenses for the nine months ended September 30, 2026, were $18.4 million, compared to $17.6 million in the same nine-month period of 2025. The increase was primarily due to the ongoing NDA-related activities and continued commercial readiness preparation.

●	General and administrative expenses for the nine months ended September 30, 2026, were $4.4 million, compared to $5.4 million for the same period of 2025. The decrease was primarily due to the decrease of non-cash performance-based options vesting expenses.

●	Marketing and business development expenses for the nine months ended September 30, 2026, were $1.3 million, compared to $1.4 million for the same period of 2025.

●	Other income for the nine months ended September 30, 2026, was $2.5 million, as described above.

●	For the nine months ended September 30, 2026, the Company had a net loss of $21.3 million, or $(0.94) per share, compared to a net loss of $25.7 million, or $(1.72) per share, in the nine-month period ended September 30, 2025.

Balance Sheet Highlights

●	As of September 30, 2026, the Company had cash, cash equivalents and short-term deposits of $15.5 million, compared to $12.9 million on December 31, 2025. Following the end of the quarter, the Company received an additional $15 million milestone payment from its U.S. partner, Azurity, following the FDA’s acceptance of the D-PLEX₁₀₀ NDA, further strengthening its balance sheet.

●	The Company believes that its current cash position, together with its expected proceeds from its commercialization agreement with Azurity, as well as future potential proceeds, will be sufficient to fund operations into 2028 and through several significant upcoming potential milestones.

Conference Call Dial-In & Webcast Information:

Date:	Wednesday, November 11, 2026
Time:	8:30 AM Eastern Time
Conference Call:	https://register-conf.media-server.com/register/BIa693ec3496b1413b8682b952b2ff9e10
Webcast:	https://edge.media-server.com/mmc/p/rsj3o3mw

About PolyPid

PolyPid Ltd. (Nasdaq: PYPD) is an innovative biopharmaceutical company dedicated to elevating treatment effectiveness, right where care begins. The Company develops long-acting, controlled-release drugs designed to deliver therapy precisely at the site of care, addressing critical unmet medical needs across a wide and diverse pipeline spanning surgical care, metabolic diseases, and beyond. PolyPid’s lead product, D-PLEX₁₀₀, successfully met its primary and all key secondary endpoints in the landmark Phase 3 SHIELD II trial for the prevention of surgical site infections. Guided by a commitment to precision and innovation, PolyPid is redefining how therapies perform and raise the standard of patient care. For additional Company information, please visit http://www.polypid.com and follow us on Twitter (X) and LinkedIn.

Forward-looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the FDA’s review of the D-PLEX₁₀₀ NDA, including the PDUFA goal date, the outcome and timing of such review, the Company’s ongoing labeling discussions with the FDA, and the potential approval of D-PLEX₁₀₀; the anticipated timing of a potential U.S. commercial launch of D-PLEX₁₀₀ by Azurity and Azurity’s launch preparations; potential reimbursement for D-PLEX₁₀₀, including the anticipated timing of a CMS decision on NTAP; the timing, receipt and amount of regulatory, launch and sales-based milestone payments, transfer price payments and royalties under the Company’s agreement with Azurity; the potential label expansion of D-PLEX₁₀₀, including the planned initiation of communications with the FDA and the anticipated timing of potential label expansion; the EMA’s review of the MAA for D-PLEX₁₀₀, the anticipated timing of a decision and a potential EU launch; the Company’s plans for the commercialization of D-PLEX₁₀₀ in Europe and other territories, including potential partnerships; the planned New Drug Submission for D-PLEX₁₀₀ in Canada; the Company’s “PolyPid 2030” growth strategy; the design, development plan, regulatory pathway and anticipated timing of a pre-IND meeting and first-in-human study for PD01B, and its potential benefits; the Company’s plans to advance Kynatrix technology through additional pipeline programs, including its long-acting obesity program, PD03A, and the anticipated development and potential applications of such programs; the Company’s belief that its current cash position, together with its expected proceeds from its commercialization agreement with Azurity, as well as future potential proceeds, will be sufficient to fund operations into 2028 and through several significant upcoming potential milestones; and the therapeutic and commercial potential of D-PLEX₁₀₀. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed on February 25, 2026. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. PolyPid is not responsible for the contents of third-party websites.

Company Contact:

PolyPid Ltd.
Ori Warshavsky
908-858-5995
IR@Polypid.com

Investor Relations Contact:

Arx Investor Relations
North American Equities Desk
polypid@arxhq.com

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands

	September 30,	December 31,
	2026	2025

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$5,414	$6,402
Restricted deposits	201	193
Short-term deposits	10,085	6,531
Accounts receivable	15,000	-
Pre-launch inventories	1,567	1,106
Prepaid expenses and other current assets	901	995

Total current assets	33,168	15,227

NON-CURRENT ASSETS:
Property and equipment, net	4,553	5,094
Operating lease right-of-use assets	1,181	1,675
Long-term deposits	318	311
Other long-term asset	900	-

Total non-current assets	6,952	7,080

Total assets	$40,120	$22,307

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	September 30,	December 31,
	2026	2025

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$1,573	$2,856
Accrued expenses and other current liabilities	2,981	2,734
Current maturities of long-term debt	-	988
Current maturities of operating lease liabilities	1,030	1,161

Total current liabilities	5,584	7,739

NON-CURRENT LIABILITIES:
Deferred revenues	30,000	2,548
Long-term operating lease liabilities	227	647
Long-term other liabilities	408	400

Total non-current liabilities	30,635	3,595

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY:
Ordinary shares, no par value -
Authorized: 107,800,000 shares at September 30, 2026 and December 31, 2025; Issued and outstanding: 21,125,704 and 18,204,002 shares at September 30, 2026 and December 31, 2025, respectively	-	-
Additional paid-in capital	326,732	312,473
Accumulated deficit	(322,831)	(301,500)

Total shareholders’ equity	3,901	10,973

Total liabilities and shareholders’ equity	$40,120	$22,307

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2026	2025	2026	2025

Operating expenses:
Research and development	$18,404	$17,589	$6,523	$5,257
Marketing and business development	1,291	1,421	418	432
General and administrative	4,384	5,427	1,529	1,766
Other income	(2,548)	-	(2,548)	-

Operating loss	21,531	24,437	5,922	7,455
Loss on extinguishment of debt	-	512	-	-
Financial expense (income), net	(208)	661	(170)	(26)

Loss before income tax	21,323	25,610	5,752	7,429
Income tax expenses	8	86	2	22

Net loss	$21,331	$25,696	$5,754	$7,451

Basic and diluted loss per ordinary share	$0.94	$1.72	$0.24	$0.37

Weighted average number of ordinary shares used in computing basic and diluted loss per share	22,751,434	14,920,521	23,677,711	20,054,071